Progressive Wealth Management Since 1990

Shareholder Rebuttal to Costco Wholesale Corporation’s Opposition
Statement Regarding a Supply Chain Policy on Prison Labor

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Costco Wholesale Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Costco shareowners are encouraged to vote FOR resolution #5:

RESOLVED Shareholders of Costco urge the Board of Directors to adopt a policy committing the Company to: a) Survey all suppliers to identify sources of prison labor in the Company’s supply chain; b) Develop and apply additional criteria or guidelines for suppliers regarding the use of prison labor; and c) Report to shareholders no later than June 30, 2018, at reasonable cost and omitting proprietary information, on Costco’s progress in implementing the policy.

Overview
The Proponent lauds the Company for recognizing the need to change the Code of Conduct related to products made by prison labor. The Proponent believes that a vote in favor of the Proposal will send a message to the Company to follow through on its proposed changes to the Code of Conduct, and also to conduct a more comprehensive review of the extent of the issue in the supply chain rather than relying on random audits.

Prison labor may affect many aspects of our business.
The Company has disclosed in its opposition statement the existence of at least some prison labor in the Company supply chain. The Proponent believes that only a full review will uncover the full extent. Nonprofit researchers and journalists have reported the existence of prison labor in various tiers of company supply chains in a myriad of product categories including (but not limited to) electrical wiring, office furniture, fruits, vegetables, seafood, cheeses, meats, processed foods, clothing, and even packaging materials. The existence of prison labor in our company’s supply chain could have severe repercussions on Costco brand name and shareholder value. Peer companies in the grocery sector have already experienced backlash when activists broke news stories that the retailers had sold products to customers without disclosing their source as prison labor products. In many states of the U.S., inmates are forced to work for little or no pay, and often in inhumane conditions.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Real litigation risks exist related to prison labor in the supply chain.
The Proponent believes that risks to the Company exist related to prison labor due to connection to violation of federal labor laws.  As an article reported in 2015, “incarcerated workers are not expressly excluded from the definition of employee in workers’ protection statutes like the Fair Labor Standards Act (FLSA) or the National Labor Relations Act.”1  [Emphasis added] The Proposal suggests a full review to allow the Company an opportunity to engage with suppliers, to ensure the safety and well-being of inmates producing our products, and also to allow the Company to head off any potential future litigation risks.

Shareholder vote in favor will support Management’s planned policy changes and reporting.
Management has disclosed a planned change to its Code of Conduct which will assure that “[prison] labor is provided in voluntary fashion, is fairly compensated, and rendered under appropriate working conditions.” The Proponent believes that these changes to the Code of Conduct are vital to the company’s continued success and to protection of shareholder values. The Proponent feels that shareholder support of shareholder proposal #5 will support Company management’s change of this Code of Conduct, will foster a more thorough review of the supply chain, and especially give management more clout as it approaches its suppliers to enforce the changes to the Code of Conduct policy.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company because it supports the Company’s planned reporting, and seeks to ameliorate the many risks associated with prison labor. A vote in favor of this proposal is not binding, but would rather encourage and support the Company in its pursuit of more appropriate conduct by suppliers using prison labor.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: December 22, 2017

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan, one of the filers of the Proposal.

1 https://www.theatlantic.com/business/archive/2015/09/prison-labor-in-america/406177/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM